UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 1)

STAFFING 360 SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

095428108

(CUSIP Number)

Jackson Investment Group, LLC
2655 Northwinds Parkway
Alpharetta, GA 30009
Attention: Dennis J. Stockwell, General Counsel
770-643-5500

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 23, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 095428108	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: Jackson Investment Group, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-5783109
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: _________
	8	SHARED VOTING POWER: 4,955,577 (1)
	9	SOLE DISPOSITIVE POWER: _________
	10	SHARED DISPOSITIVE POWER: 4,955,577 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,955,577 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 34.08%(2)
14	TYPE OF REPORTING PERSON: OO

(1)	Includes 3,150,000 shares which may be purchased upon exercise of that certain Warrant, dated January 26, 2017 between Jackson Investment Group, LLC and Staffing 360 Solutions, Inc. which is first exercisable on July 26, 2017.
(2)	Based on 9,739,795 shares of Common Stock outstanding at January 12, 2017, as reported in the Issuer’s Form 10-Q on January 13, 2017.

CUSIP No. 095428108	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS: RICHARD L. JACKSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF(3) PF(4)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 721
	8	SHARED VOTING POWER: 4,955,577(1)
	9	SOLE DISPOSITIVE POWER: 721
	10	SHARED DISPOSITIVE POWER: 4,955,577 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,956,298(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 34.09%(2)
14	TYPE OF REPORTING PERSON: IN; HC

(1)	Includes 3,150,000 shares which may be purchased upon exercise of that certain Warrant, dated January 26, 2017 between Jackson Investment Group, LLC and Staffing 360 Solutions, Inc. which is first exercisable on July 26, 2017.
(2)	Based on 9,739,795 shares of Common Stock outstanding at January 12, 2017, as reported in the Issuer’s Form 10-Q on January 13, 2017.
(3)	With respect to all shares other than the 721 shares referenced in footnote 4 that are reported herein.
(4)	With respect to the 721 shares personally owned by Rick Jackson reported in lines 7 and 9 above.

CUSIP No. 095428108	13D	Page 4 of 7 Pages

EXPLANATORY NOTES

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed jointly by Jackson Investment Group, LLC (“JIG”) and Richard L. Jackson and amends the statement on the Schedule 13D that was originally filed jointly by JIG and Richard L. Jackson with the Securities and Exchange Commission (the “Commission”) on February 7, 2017 (the “Statement”), with respect to the common stock, par value $0.00001, of Staffing 360 Solutions, Inc. (the “Company”).

This Amendment No. 1 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by adding the following:

On November 11, 2016, Richard L. Jackson personally acquired 721 shares of Common Stock on the open market using his personal funds.

On March 14, 2017 the Company and JIG amended the Warrant pursuant to that certain Amendment 1 to Warrant Agreement (the “Amended Warrant Agreement”) which is Exhibit 2 hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and restated to read as follows:

Based on further consideration of the Issuer’s business, assets and prospects and other relevant factors after its initial investment in the Company on January 26, 2017, JIG, on March 23, 2017, delivered a non-binding letter to the Board of Directors of the Company (the “Board”) indicating an interest in discussing with the Board the potential acquisition of all the Company’s shares of Common Stock (the “March 23 Letter”). Under the potential transaction, JIG would acquire all of the outstanding shares of Common Stock not already beneficially owned by the Reporting Persons at a price of $1.10 per share (the “Potential Transaction”). The Potential Transaction would be subject to the approval of the Board and the Reporting Persons and the negotiation and execution of mutually agreeable definitive transaction documents acceptable to the Board and the Reporting Persons and certain other conditions contained in the March 23 Letter. No assurances can be given that any transaction will be consummated, whether on the terms outlined in the March 23 Letter or at all.

The foregoing summary does not purport to be or contain a complete description of the March 23 Letter, a copy of which is filed as Exhibit 1 to this Amendment No. 1 and incorporated herein by this reference.

CUSIP No. 095428108	13D	Page 5 of 7 Pages

Other than as described above, The Reporting Persons have no plans or proposals which relate to or would result in any of the events described in (a) through (j) of Item 4, except as described herein and as follows. The Reporting Persons are continually reviewing their interest in the Issuer. Depending upon (u) the Issuer’s businesses, assets and prospects and the outcome of discussions with the Board regarding a Potential Transaction, (v) the contractual provisions, limitations and other terms of JIG’s financing-related agreements with the Issuer, (w) other plans and requirements of the Reporting Persons, (x) general economic conditions and overall market conditions and the ability of the Reporting Persons to carry out transactions without liability under Section 16 of the Securities and Exchange Act, (y) the price at which shares of Common Stock are available (1) for purchase, including through private or public market offerings or pursuant to the purchase rights of the various derivative securities held by JIG as reported herein, or (2) for sale, and (z) availability of alternative investment opportunities and the Reporting Persons’ investment strategy at the time, the Reporting Persons may seek to pursue the Potential Transaction with the Company or to not pursue the Potential Transaction and instead decrease their holdings of Common Stock, and may seek to engage in communications with management or the Board of Directors of the Issuer or with other stockholders of the Issuer concerning the Issuer’s businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization, and either individually or together with others may make additional proposals with respect to the Issuer that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Subparts (a) and (b) of Item 5 of the Statement are hereby amended and restated to read as follows:

(a)          Pursuant to Rule 13d-3 of the Securities Exchange Act, JIG may be deemed to beneficially own 4,955,577 shares of Common Stock, which constitutes approximately 34.08% of the outstanding shares of Common Stock (assuming the exercise of the Warrant and other rights to acquire shares of Common Stock held by the Reporting Persons as contemplated in Rule 13d-3, excepting any Interest Conversion Shares). Of the shares deemed to be beneficially owned 3,150,000 are not outstanding but are subject to a right to be acquired by JIG which is not exercisable until July 26, 2017.

Pursuant to Rule 13d-3 of the Securities Exchange Act, Richard L. Jackson may be deemed to beneficially own 4,956,298 shares of Common Stock, which constitutes approximately 34.09% of the outstanding shares of Common Stock (assuming the exercise of the Warrant and other rights to acquire shares of Common Stock held by the Reporting Persons as contemplated in Rule 13d-3, excepting any Interest Conversion Shares). Of the shares deemed to be beneficially owned 3,150,000 are not outstanding but are subject to a right to be acquired by JIG which is not exercisable until July 26, 2017.

With the exception of the 721 shares personally owned, Richard L. Jackson disclaims beneficial ownership of all of the shares reported to be beneficially owned by him except to the extent of his pecuniary interest therein.

(b)          The Reporting Persons share the power to vote and direct the disposition of all 4,955,577 shares of Common Stock reported as being beneficially owned. Richard L. Jackson has the sole power to vote and direct the disposition of the 721 shares of Common Stock reported as being beneficially owned by him.

CUSIP No. 095428108	13D	Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

On March 14, 2017, the parties entered into the Amended Warrant Agreement (Exhibit 2 hereto and incorporated herein by reference) which includes language to (a) prevent JIG from beneficially owning in excess of 19.9% of the number of shares of Common Stock outstanding immediately after giving effect to such issuance or (b) controlling in excess of 19.9% of the total voting power of the Company's securities outstanding immediately after giving effect to such issuance that are entitled to vote on a matter being voted on by holders of the Common Stock, unless and until the Company obtains stockholder approval permitting such issuances in accordance with applicable Nasdaq rules (“Stockholder Approval”).

As part of the Amended Warrant Agreement, the Company agrees to submit a proposal seeking Stockholder Approval at a meeting to be held on or before July 15, 2017, and if unsuccessful at that meeting then upon request of JIG not more often than once every six (6) months. The Company further agrees in connection with each such meeting to make a recommendation of management to stockholders in favor of approval of the proposal, and to use its customary efforts to solicit proxies from stockholders in favor of the proposal.

Item 7.	Material to be filed as Exhibits.

Item 7 is further amended and supplemented by adding the following exhibits:

Exhibit 1    Letter to the Board of the Company, dated March 23, 2017

Exhibit 2    Amended Warrant Agreement, dated March 14, 2017, between the Company and JIG (attached as Exhibit 10.1 to the 8-K filed by the Company (File No. 001-37575) with the Commission on March 20, 2017 and incorporated by reference)

Exhibit 3    Joint Filing Agreement dated February 6, 2017 (attached as Exhibit 99.6 to the Schedule 13D filed by the Reporting Persons (File No. 005-86738) with the Commission on February 6, 2017 and incorporated herein by reference)

CUSIP No. 095428108	13D	Page 7 of 7 Pages

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2017

JACKSON INVESTMENT GROUP, LLC

By:	/s/Richard L. Jackson
Richard L. Jackson, Chief Executive Officer

Dated: March 23, 2017

/s/Richard L. Jackson
Richard L. Jackson